

Mail Stop 4561

January 19, 2017

Govinda Giri
Chief Executive Officer
Sagoon, Inc.
1980 Teasel Ct.
Woodbridge, VA 22192

>   **Re: Sagoon, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed January 3, 2017**
>   **File No. 024-10635**

Dear Mr. Giri:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2016 letter.

General

1. We have reviewed your response to our telephone inquiry on December 22, 2016 regarding the inclusion of an "exchange offer" for shares issued in Regulation D offerings subsequent to June 30, 2016. It does not appear appropriate to include this type of exchange offer in a Regulation A offering. Please remove references to the exchange offer accordingly. In the alternative, you may revise your offering statement to offer for resale shares issued in the Regulation D offerings.

Cover Page

2. Please refer to prior comment 4 and disclose the amount of voting power the Chief Executive Officer holds as a result of holding 100% of the Class A shares.

Security Ownership of Management and Certain Securityholders, page 41

3.   Please include a separate column disclosing the voting power of each of the securityholders listed on page 41. Given that the Class A, Class B and Class C common stock provide different voting rights, this information appears material to an understanding of the capital structure of the company.

Interest of Management and Others in Certain Transactions, page 42

4.   Please disclose the number of shares and price per share for which Sagoon Investments LLC may redeem the amounts owed to it under the loan agreement. Also, please file the loan agreement as an exhibit to your offering circular. Refer to Item 17(6)(b)(i) of Part III of Form 1-A.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information Technologies
                                                and Services

cc: Sara Hanks, Esq.
        KHLK, LLP